UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K


                                   (MARK ONE)

                      [x] ANNUAL REPORT PURSUANT TO SECTION
                             15(d) OF THE SECURITIES
                                 EXCHANGE ACT OF
                1934 For the fiscal year ended December 31, 2002
                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                    EXCHANGE
                                   ACT OF 1934

           For the transition period from ______________ to _________________.

                     Commission file number     1-5964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     IKON OFFICE SOLUTIONS, INC., P.O. BOX 834, VALLEY FORGE, PA 19482-0834


                              REQUIRED INFORMATION

                            a. Financial Statements.

         The following financial statements are furnished for the Plan.

      1. Audited Statements of Net Assets Available for Benefits - December
                                31, 2002 and 2001

      2. Audited Statements of Changes in Net Assets Available for Benefits
                        for the years ended December 31,
                                  2002 and 2001

                        3. Notes to Financial Statements

                           4. Supplemental Schedules

                  (a) Schedule of Assets (Held at End of Year)

                     (b) Schedule of Reportable Transactions

                                  b. Exhibits

  Exhibit 23(a) Consent of PricewaterhouseCoopers LLP - Independent Accountants

                IKON Office Solutions, Inc.
                Retirement Savings Plan
                Financial Statements and Supplemental Schedules
                December 31, 2002 and 2001

IKON Office Solutions, Inc. Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                        Page(s)

Financial Statements:

    Report of Independent Auditors                                         1

    Statements of Net Assets Available for Benefits                        2

    Statements of Changes in Net Assets Available for Benefits             3

    Notes to Financial Statements                                       4 - 10

Supplemental Schedules:*

    Schedule I    - Schedule of Assets (Held at End of Year)              11

    Schedule II   - Schedule of Reportable Transactions                   12


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         Report of Independent Auditors


To the Participants and Administrator of the IKON Office Solutions, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Philadelphia, PA
June 19, 2003

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------



                                                                                   2002                 2001

Assets:
    Investments, at fair value                                                   $411,711,929         $551,512,616
                                                                             -----------------    -----------------

    Receivables:
      Investment income receivable                                                    339,657               12,889
      Receivable for investments sold                                                 438,806            1,430,499
      Contributions receivable                                                      5,502,293                    -
                                                                             -----------------    -----------------

        Total receivables                                                           6,280,756            1,443,388
                                                                             -----------------    -----------------

        Total assets                                                              417,992,685          552,956,004
                                                                             -----------------    -----------------

Liabilities:
    Accrued administrative expenses                                                   603,060              481,453
    Payable for investments purchased                                               1,664,483            1,650,503
    Payable to Georgia Pacific 401(k) Plan (Note 9)                                         -              151,357
                                                                             -----------------    -----------------

        Total liabilities                                                           2,267,543            2,283,313
                                                                             -----------------    -----------------

        Net assets available for benefits                                        $415,725,142         $550,672,691
                                                                             -----------------    -----------------






   The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                                  2002                 2001

Additions:
    Investment income:
      Net (depreciation) appreciation in fair value of investments              $(141,909,776)       $234,011,544
      Interest and dividends                                                        8,656,558           6,623,168
      Shareholder litigation settlement (Note 9)                                            -           1,963,046
                                                                            ------------------   -----------------


                                                                                 (133,253,218)        242,597,758
                                                                            ------------------   -----------------

    Contributions:
      Participant                                                                  49,813,494          56,644,373
      Employer                                                                     24,397,496          26,167,958
                                                                            ------------------   -----------------

                                                                                   74,210,990          82,812,331
                                                                            ------------------   -----------------

           Total additions                                                        (59,042,228)        325,410,089
                                                                            ------------------   -----------------

Deductions:
    Payment of benefits                                                            71,464,560          50,147,270
    Administrative expenses                                                         4,440,761           4,478,530
                                                                            ------------------   -----------------

           Total deductions                                                        75,905,321          54,625,800
                                                                            ------------------   -----------------

    Net (decrease) increase                                                      (134,947,549)        270,784,289

Net assets available for benefits:
    Beginning of year                                                             550,672,691         279,888,402
                                                                            ------------------   -----------------

    End of year                                                                  $415,725,142        $550,672,691
                                                                            ------------------   -----------------






   The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------


  1. Description of the Plan

     The following description of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering all regular full-time and part-time non-union employees, as defined by the Plan, of IKON Office Solutions, Inc. (the "Company") and its domestic subsidiaries which adopt the Plan.

     Effective January 1, 2002, the IKON Office Solutions, Inc. Common Stock Fund was designated as an Employee Stock Ownership Plan ("ESOP") under the provisions of the Internal Revenue Code. Accordingly, participants are allowed to elect to reinvest dividends in IKON common stock or receive a cash payment. Additionally, any dividends that are reinvested in IKON common stock are fully vested.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration
     The Plan is administered by the IKON Office Solutions, Inc. Retirement Plans Committee (the "Committee"). Deutsche Bank Trust Company Americas is the trustee (the "Trustee") of the Plan and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Hewitt Associates LLC.

     Contributions
     Each year, participants may contribute up to 16 percent of their annual base pay plus commissions ("Compensation"), as defined by the Plan, in multiples of one percent except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Company contributes an amount equal to two-thirds of the first 6% of the Compensation that a participant contributes to the Plan. Employer matching contributions are typically made in IKON Office Solutions, Inc. common stock. Employees who have attained the age of 55 may redirect matching contributions to, and invest new matching contributions to, any of the other available investment options. Effective November 1, 2002, participants who have been IKON employees for twenty-four months may elect to redirect matching contributions in their accounts to, and invest new matching contributions in, any of the other available investment options. The Company funds the matching contribution quarterly to participants employed or absent on qualified leave on the last day of the calendar quarter. There is a one-year eligibility waiting period for Company matching contributions for new employees. Effective January 1, 2003, the employer match will decrease from two-thirds to one-half.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Participant Accounts
     Each participant's account is credited with the participant's contributions and an allocation of (a) the Company contributions and (b) Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on the following:

                             Years of service                 Vesting

                           Less than 2 years                     0%
                           2 years                               25%
                           3 years                               50%
                           4 years                               75%
                           5 years                              100%

     Participants are also fully vested in the Company's matching portion upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death. Pursuant to the ESOP designation, participants are fully vested in dividends on IKON common stock.

     Investment Options
     Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of the following nine investment options.

     o    IKON Office Solutions, Inc. Common Stock Fund
     o    Bank of America Small-Cap Equity Fund
     o    American Funds Group EuroPacific Growth Fund
     o    PBHG Growth Fund
     o    PIMCO Total Return Fund
     o    Vanguard Institutional Index Fund
     o    Vanguard Windsor II Fund
     o    Vanguard Retirement Savings Trust II
     o    Balanced Fund

     The Balanced Fund allocates funds to the Vanguard Institutional Index Fund and the Vanguard Retirement Savings Trust II.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Participants may change their investment options or transfer existing account balances to other investment options daily, except for employer matching contributions which are made in IKON Office Solutions, Inc. common stock and may not be redirected by the participant to any of the other available investment options until the attainment of age 55 or as described below. As part of the settlement of an ERISA class-action lawsuit brought against IKON and a number of individual defendants (Whetman et. al. vs. IKON Office Solution, Inc.), the Company modified the Plan effective November 1, 2002 in order to allow participants greater flexibility with respect to investment of the Company's match portion of participants' individual accounts. Under the settlement, employees who have been with the Company for at least twenty-four months are permitted to place Company matching contributions in investment options other than IKON common stock.

     Participant Loans
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms may not exceed 5 years; however, loan terms may extend up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest, which is set in the month the loan is made, at the prime lending rate as published in the Wall Street Journal on the last Wednesday of the month plus one percent. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits
     Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Participants under the age of 59 1/2 may make withdrawals from their accounts only from after-tax salary deferral contributions. Participants under the age of 59 1/2 who have participated in the Plan for at least five years may make withdrawals from their accounts derived from employer matching contributions and earnings thereon. Participants under the age of 59 1/2 who have not participated in the Plan for five years may make withdrawals of all or any portion of their vested interest derived from employer matching contributions which have been held by the Plan for at least two full plan years. Any portion of vested assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator. After reaching age 59 1/2 participants may make withdrawals of any portion of their vested assets at any time without regard to financial hardship. Participants who terminate their employment with a balance of less than $5,000 may receive a direct lump-sum payment or rollover their balance into an eligible retirement plan. Participants under the age of 59 1/2 who terminate their employment with a balance greater than $5,000 may continue to maintain their account within the Plan, receive a direct lump-sum payment, or rollover their balance into an eligible retirement plan. Participants who take withdrawals before reaching age 59-1/2 may be subject to penalties and taxes.

     Forfeitures
     During the years ended December 31, 2002 and 2001, $2,487,355 and $3,983,590, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer remittance of employee contributions. At December 31, 2002 and 2001, there was $14,565 and $65,437, respectively, of forfeited non-vested amounts.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Plan Expenses
     Expenses incurred in connection with the administration of the Plan are paid by the Plan, such as recordkeeping, trustee, administrative, and professional fees.

  2. Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Common Stock fund is valued at net unit value which is based upon the quoted market price of common stock and the value of cash and cash equivalents held for liquidity purposes. Participant loans are valued at cost which approximates fair value. Common/collective funds are valued at net unit value as determined by the Trustee.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Net appreciation (depreciation) on investments represents the sum of the change in the difference between year-end market value and cost and the difference between the proceeds received and the cost of investments sold.

     Payment of Benefits
     Benefits are recorded when paid.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

  3. Investments

     The following investments represent five percent or more of the Plan's net assets:


     December 31, 2002

     IKON Office Solutions, Inc. Common Stock Fund (See Note 4)         $ 189,491,458
     Vanguard Retirement Savings Trust II                                  82,371,236
     Vanguard Institutional Index Fund                                     50,646,113

     December 31, 2001

     IKON Office Solutions, Inc. Common Stock Fund (See Note 4)         $ 321,627,672
     Vanguard Retirement Savings Trust II                                  78,355,296
     Vanguard Institutional Index Fund                                     65,230,501



     During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                2002                 2001

     Registered investment companies           $(25,278,791)      $ (20,446,561)
     Common stock                              (116,630,985)        254,458,105
                                          ------------------   -----------------

                                              $(141,909,776)       $234,011,544
                                          ==================   =================

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

  4. Nonparticipant-Directed Investments

     Employer matching contributions are made in IKON common stock invested in the IKON Office Solutions, Inc. Common Stock Fund. Employer matching contributions are non-participant directed and may only be redirected to the other available investment options by the participants as described in
     Note 1. Information about significant components of the changes in net assets of the IKON Office Solutions, Inc. Common Stock Fund, which includes both the non-participant directed portion of investments and the participant directed portion of investments, is as follows:

                                                                                 2002                  2001

Changes in net assets:
    Net (depreciation) appreciation in fair value of investments               $(116,630,985)        $254,458,105
    Dividends                                                                      4,298,312            4,636,138
    Contributions                                                                 34,075,014           38,935,291
    Payment of benefits                                                          (33,206,189)         (22,243,744)
    Administrative expenses                                                       (2,319,435)          (2,126,994)
    Transfer to other investment options                                         (18,742,714)         (15,787,395)
                                                                           ------------------    -----------------


                                                                               $(132,525,997)        $257,871,401
                                                                           ------------------    -----------------

  5. Related Party Transactions

     The Pyramid Fund, which is included in various investment options, is managed by Deutsche Bank Trust Company Americas, the Custodian and Trustee of the Plan. In addition, the Plan offers an investment in the IKON Office Solutions, Inc. Common Stock fund as an investment option. The transactions in these investments are party-in-interest transactions, which are exempt from prohibited transaction rules.

  6. Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

  7. Differences Between Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500:


                                                                              2002                 2001

Net assets available for benefits per the financial statements              $415,725,142         $550,672,691
Amounts allocated to withdrawing participants                                   (449,639)          (1,057,371)
                                                                        -----------------    -----------------

Net assets available for benefits per Form 5500                             $415,275,503         $549,615,320
                                                                        -----------------    -----------------


IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     The following is a reconciliation of benefits paid to participants for the year ended December 31, 2002 per the financial statements to the Form 5500:


                                                                       Year Ended
                                                                      December 31, 2002

Benefits paid to participants per the financial statements             $ (71,464,560)
Add: Amounts allocated to withdrawing participants
    at December 31, 2002                                                    (449,639)
Less: Amounts allocated to withdrawing participants
    at December 31, 2001                                                   1,057,371
                                                                    -----------------

Benefits paid to participants per Form 5500                            $ (70,856,828)
                                                                    -----------------


     Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

  8. Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  9. Litigation Settlement

     A class action lawsuit filed against the Company on behalf of the Company's shareholders was settled in 1999. During 2001, the Plan received $2,114,403 related to this settlement. The settlement was allocated proportionate to the appropriate investment accounts in 2002. Of this amount, $151,357 representing the portion related to former Unisource employees was transferred to the Georgia-Pacific 401(k) Plan in 2002.


IKON Office Solutions, Inc. Retirement Savings Plan                                                                     Schedule I
Schedule of Assets (Held at End of Year)                                                                           EIN # 230334400
Form 5500, Schedule H, Part IV, Line I
December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                    Current
                           Identity of Issue                       Investment Type              Cost                 Value

IKON Office Solutions, Inc. Common Stock Fund**     Common Stock                              $ 252,990,952        $ 189,491,458
Bank of America Small-Cap Equity Fund               Registered Investment Company                                      6,490,724
American Funds Group EuroPacific Growth Fund        Registered Investment Company                                     15,293,766
PBHG Growth Fund                                    Registered Investment Company                                     19,918,063
PIMCO Total Return Fund                             Registered Investment Company                                     16,990,747
Vanguard Institutional Index Fund                   Registered Investment Company                                     50,646,113
Vanguard Windsor II Fund                            Registered Investment Company                                      9,284,577
Vanguard Retirement Savings Trust II Fund           Common/Collective Trust                                           82,371,236
Pyramid Directed Cash Fund*                         Common/Collective Trust                                            3,848,758
Participant loans                                   Interest rates ranging from 5.25% to
                                                    10.5%, maturing between January 1,
                                                    2003 and January 1, 2018                                          17,376,487
                                                                                                               ------------------

                                                                                                                   $ 411,711,929
                                                                                                               ------------------






*    Party-in-interest.

** Party-in-interest. Employer contributions included in this fund are nonparticipant-directed as employer matching contributions are made in IKON common stock.


IKON Office Solutions, Inc. Retirement Savings Plan                                                                      Schedule II
Schedule of Reportable Transactions*                                                                                 EIN # 223739194
Form 5500, Schedule H, Line 4J
December 31, 2002
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                                           Net
                                     Description   Number of     Number    Purchase       Selling          Cost of       Gain or
    Identity of Parties Involved      of Assets    Purchases    of Sales    Price          Price            Asset        (Loss)

IKON Office Solutions, Inc.**     Common Stock        153          97      $ 16,499,332   $ 35,895,796    $ 30,993,156    $4,902,640


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                             IKON OFFICE SOLUTIONS, INC.
                                             RETIREMENT SAVINGS PLAN




Dated:  June 30, 2003                        By:  /s/ ALLISTER H. MCCREE, JR.
                                                 ----------------------------
                                                    Allister H. McCree, Jr.
                                                    Plan Administrator